EXHIBIT B

OFFER TO PURCHASE

WELLS FARGO MULTI-STRATEGY 100 MASTER FUND I, LLC
c/o WELLS FARGO ALTERNATIVE ASSET MANAGEMENT, LLC,
 333 MARKET STREET, 29TH FLOOR, MAC A0119-291
SAN FRANCISCO, CA 94105

OFFER TO PURCHASE INTERESTS
DATED NOVEMBER 1, 2011

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY BNY MELLON INVESTMENT SERVICING
BY NOVEMBER 30, 2011

THE OFFER WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, ON NOVEMBER 30, 2011,
UNLESS THE OFFER IS EXTENDED

To the Members of

Wells Fargo Multi-Strategy 100 Master Fund I, LLC:

           Wells Fargo Multi-Strategy 100 Master Fund I, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Master Fund”), is offering to purchase for cash and/or in-kind distributions on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Interests or portions of Interests up to $42,677,714.16 of the net assets of the Master Fund.  The Offer is being made pursuant to tenders by members of the Master Fund (“Members”) at a price equal to the net asset value of the tendered Interests as of December 31, 2011 (or at a later date determined by the Master Fund if the Offer is extended) (in each case, the “Valuation Date”).  As used in the Offer, the term “Interest” or “Interests” refers to the outstanding units of interests in the Master Fund representing beneficial interests in the Master Fund, and includes all or any portion of a Member’s Interest as the context requires.  Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time on November 30, 2011 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Master Fund’s board of managers (the “Board of Managers”).  The later of the Initial Notice Due Date or the latest time and date that the Master Fund designates as the deadline for Members to tender an Interest for purchase is called the “Notice Due Date” and is the date upon which the Offer expires.  If the Master Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Master Fund and notified to the Members.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Master Fund’s Limited Liability Company Agreement dated as of May 15, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”).

           Members should realize that the value of the Interests tendered in the Offer likely will change between the last time net asset value was calculated and the Valuation Date when the value of the Interests tendered to the Master Fund for purchase will be determined.  Members tendering their Interest should also note that they will remain Members in the Master Fund, with respect to the Interest tendered and accepted for purchase by the Master Fund, through the Valuation Date, when the net asset value of their Interest is

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calculated.  Any tendering Members that wish to obtain the estimated net asset value of their Interests in connection with the repurchase should contact the Tender Offer Administrator at BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”), the Master Fund’s Administrator, at (800) 305-0816 or at Wells Fargo Multi-Strategy 100 Master Fund I, LLC, c/o Wells Fargo Alternative Asset Management, LLC at P.O. Box 9804, Providence, RI 02940-9814, Attention:  Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

           Members desiring to tender all or any portion of their Interest in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to BNY Mellon in the manner set out below.

Important

           None of the Master Fund, its investment adviser, Wells Fargo Alternative Asset Management, LLC (the “Investment Adviser”), or the Board of Managers makes any recommendation to any Member whether to tender or refrain from tendering Interests.  Members must make their own decisions whether to tender Interests, and, if they choose to do so, the portion of their Interests to tender.

           Because each Member’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Master Fund as to whether Members should tender Interests pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Master Fund, the Investment Adviser, or the Board of Managers.

           This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

           Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Wells Fargo Multi-Strategy 100 Master Fund I, LLC
c/o Wells Fargo Alternative Asset Management, LLC
P.O. Box 9804
Providence, RI 02940-9814
Attention:  Tender Offer Administrator
Phone:  (800) 305-0816
Fax:  (508) 599-7836

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TABLE OF CONTENTS

1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	2
3.	Offer to Purchase and Price	3
4.	Amount of Tender	3
5.	Procedure for Tenders	4
6.	Withdrawal Rights	4
7.	Purchases and Payment	5
8.	Certain Conditions of the Offer	6
9.	Certain Information About the Fund	6
10.	Certain Federal Income Tax Consequences	8
11.	Miscellaneous	8

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1.           SUMMARY TERM SHEET

           This Summary Term Sheet highlights certain information concerning the Offer.  To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.  Section references are to this Offer to Purchase.

●
The Master Fund (referred to as “we” or the “Master Fund” in this Summary Term Sheet) is offering to purchase Interests in an amount up to $42,677,714.16 of the net assets of the Master Fund.  We will purchase your Interests at their net asset value calculated as of the Valuation Date.  The net asset value of Interests will be calculated for this purpose as of December 31, 2011 or, if the Offer is extended, as of any later Valuation Date.  The Offer will remain open until 12:00 midnight, Eastern Time, on November 30, 2011 (or, if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

●
The Master Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.  The Master Fund will review the net asset value calculation of the Interests during the Master Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Master Fund expects will be completed by the end of March 2012.

●	A Member may tender its entire Interest or a portion of its Interest. See Section 4.

●
If you tender your Interest and we purchase that Interest, upon the expiration of the Offer, we will identify an amount of any underlying hedge fund securities being liquidated and cash approximately worth an amount equal to the net asset value of the Interest tendered and accepted for repurchase (valued in accordance with the LLC Agreement) determined as of December 31, 2011 (or, if the Offer is extended, the net asset value determined on the Valuation Date).

●
If your Interests are accepted for purchase according to the Offer, you will receive a payment in cash and/or in-kind distributions (valued according to the LLC Agreement) equal to 100% of the estimated unaudited net asset value of the Interest.  The payment will be paid to you approximately, but no earlier than, thirty (30) days after the Valuation Date.

●
A Member who tenders for repurchase only a portion of the Member’s Interests is required to maintain a capital account balance of at least $25,000.  If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member’s capital account balance to fall below this required minimum, the Master Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Interests.

●
If we accept the tender of your Interest, we will pay you in the form of cash distributions equal to the value of the Interest repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Master Fund, or partly in cash and partly in-kind.  See Section 7.

●
If you desire to tender an Interest for purchase, you must do so by 12:00 midnight, Eastern Time, on November 30, 2011 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until that time, you have the right to change your mind and withdraw any tenders of your Interest.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Master Fund has not yet accepted your tender of an Interest on or prior to December 29, 2011 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Interest after December 29, 2011.  See Section 6.  To request a form of withdrawal notice, please contact the Master Fund, the contact information for which can be found in Section 9 below.

●
If you would like us to purchase your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Wells Fargo Multi-Strategy 100 Master Fund I, LLC, c/o Wells Fargo Alternative Asset Management, LLC, P.O. Box 9804, Providence, RI 02940-9814, Attention: Tender Offer Administrator; or (ii) fax it to BNY Mellon at (508) 599-7836, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Time, on November 30, 2011.  The value of your Interests may change between the last time net asset value was calculated and the Valuation Date when the value of the Interests being purchased will be determined.  See Section 3.

●
As of September 30, 2011, there were approximately $170,710,856.62 of Interests issued and outstanding.  If you would like to obtain the estimated net asset value of your Interest, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at BNY Mellon at (800) 305-0816 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).  See Section 3.

2.           BACKGROUND AND PURPOSE OF THE OFFER.

           The purpose of the Offer is to provide liquidity to the Members that hold Interests in the Master Fund, as contemplated by and in accordance with the procedures set out in the Master Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement.  The Registration Statement and the LLC Agreement provide that the Board of Managers has the discretion to determine whether the Master Fund will purchase Interests from time to time from Members pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Investment Adviser.  The Registration Statement also states that the Investment Adviser expects that it will recommend to the Board of Managers that the Master Fund offer to repurchase Interests from Members quarterly each year.  The Master Fund commenced operations as a registered investment company on August 1, 2008.

           Because there is no secondary trading market for Interests and transfers of Interests are subject to significant transfer restrictions, the Board of Managers has determined to cause the Master Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the LLC Agreement and the recommendations of the Investment Adviser.  While the Investment Adviser intends to recommend to the Board of Managers that the Master Fund offer to repurchase Interests, or portions of them, on a quarterly basis each year, the Board of Managers is under no obligation to follow such recommendations.

           The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Master Fund of Members that do not tender Interests.  Members that retain their Interests may be subject to increased risks due to the reduction in the Master Fund’s aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to a more limited portfolio.  The Master Fund believes, however, that this result is unlikely given the nature of the Master Fund’s investment program.  A reduction in the aggregate assets of the Master Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Master Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time.  Payment for Interests purchased pursuant to the Offer may also require the Master Fund to liquidate portfolio holdings earlier than the Investment Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

           Interests that are tendered to the Master Fund in connection with the Offer will be retired.  The Master Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Investment Adviser.

           The tender of an Interest by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Master Fund unless and until such Interest is purchased.  You should also realize that although the Offer is scheduled to expire on November 30, 2011 (unless it is extended), you will remain a Member of the Master Fund with respect to the Interest you tendered that is accepted for purchase by the Master Fund through the Valuation Date.

3.           OFFER TO PURCHASE AND PRICE.

           The Master Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Interests up to $42,677,714.16 of the net assets of the Master Fund that are tendered by Members by 12:00 midnight, Eastern Time, on November 30, 2011 (or, if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date.  The Master Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below.  The value of the Interests tendered for purchase will be their net asset value as of December 31, 2011 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7.  For Members tendering only a portion of their Interests and who are existing Members at the time the Master Fund’s accountants complete the Master Fund’s next annual audit, any final adjustments to the value of Fund Interests will be reflected in the audited net asset value of all Fund Interests tendered, determined as of the Valuation Date.

4.           AMOUNT OF TENDER.

Subject to the limitations set out below, a Member may tender its entire Interest or a portion of its Interest.  If a Member tenders a portion of its Interests in an amount that would cause the Member’s capital account balance to fall below the required minimum account balance of at least $25,000, the Master Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Interests.

           If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $42,677,714.16 of the net assets of the Master Fund (or such greater amount as the Master Fund may elect to purchase pursuant to the Offer), the Master Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Master Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below.  If Interests in excess of $42,677,714.16 of the net assets of the Master Fund are duly tendered to the Master Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Master Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Interests that the Master Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests.  The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.           PROCEDURE FOR TENDERS.

           Members wishing to tender Interests pursuant to this Offer to Purchase should send or deliver by  November 30, 2011 (or, if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to BNY Mellon, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by BNY Mellon, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on November 30, 2011 (or, if the Offer is extended, no later than any later Notice Due Date).

           The Master Fund recommends that all documents be submitted to BNY Mellon via certified mail, return receipt requested, or by facsimile transmission.  Members wishing to confirm receipt of a Letter of Transmittal may contact BNY Mellon at the address or telephone number set out on the first page of the Letter of Transmittal.  The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest, including, but not limited to, the failure of BNY Mellon to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Master Fund, in its sole discretion, and such determination will be final and binding.  The Master Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Master Fund, be unlawful.  The Master Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Master Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Master Fund will determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  None of the Master Fund, the Investment Adviser or the Board of Managers will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.           WITHDRAWAL RIGHTS.

           Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5.  Pursuant to Rule 13e-4 of the Exchange Act, if the Master Fund has not yet accepted a Member’s tender of an Interest on or prior to December 29, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.  To be effective, any notice of withdrawal must be timely received by BNY Mellon at the address or fax number set out on the first page of the Letter of Transmittal.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Master Fund, in its sole discretion, and such determination will be final and binding.  A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.  To request a form of withdrawal notice, please contact the Master Fund, the contact information for which can be found in Section 9 below.

7.           PURCHASES AND PAYMENT.

           For purposes of the Offer, the Master Fund will be deemed to have accepted Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.  As stated in Section 3 above, the amount offered for the Interests tendered by Members will be the net asset value thereof as of December 31, 2011, or, if the Offer is extended, as of any later Valuation Date.  The net asset value will be determined after all allocations to capital accounts of the Members required to be made by the LLC Agreement have been made.  The Master Fund will not pay interest on the purchase amount.

           Each Member that tenders Interests that are accepted for purchase will receive payment (the “Payment”) in an amount equal to 100% of the estimated unaudited net asset value of the Interests tendered and accepted for purchase by the Master Fund, determined as of the Valuation Date.  The Payment will be made approximately, but no earlier than, thirty (30) days after the Valuation Date.  For Members tendering only a portion of their Interests and who are existing Members at the time the Master Fund’s accountants complete the Master Fund’s next annual audit, any final adjustments to the to the value of Fund Interests will be reflected in the audited net asset value of all Fund Interests.  It is anticipated that the annual audit of the Master Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Master Fund.

           The Payment will be transmitted to the Member by BNY Mellon on behalf of the tendering Member.  Any cash Payment due will be made by wire transfer directly to the tendering Member to an account designated by the Member in the Letter of Transmittal.

A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $25,000.  If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Master Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Interests.

           The Master Fund will make payment for Interests it purchases pursuant to the Offer in the form of cash distributions equal to the value of the Interests repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Master Fund, or partly in cash and partly in-kind.  None of the Master Fund, the Board of Managers, or the Investment Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer.  However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Master Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of its Interests, subject to compliance with applicable law, through borrowings.  If the Master Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, The Bank of New York Mellon, to serve as collateral for any amounts so borrowed, and if the Master Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Master Fund’s obligations from the collateral deposited in the special custody account.  The Master Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Master Fund by existing and/or new Members, withdrawals of its capital from the investment funds in which it invests or from the proceeds of the sale of securities and portfolio assets held by the Master Fund.

           Although the Master Fund has retained the option to pay all or a portion of the purchase amount by distributing in-kind distributions, the purchase amount will most likely be paid entirely in cash, except in the unlikely event that the Investment Adviser determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Master Fund or on the Members not tendering their Interests.  There are costs and risks associated with the receipt of in-kind distributions in exchange for a Member’s Interest.  For example, a Member may incur brokerage charges and other selling expenses when it sells its in-kind distributions, and the proceeds of any such sale of securities may be less than the cash value of a Member’s Interest as of the Valuation Date.  In the event any payment for the Interest tendered hereby is in the form of in-kind distributions, an arrangement for delivery of such securities will be made by the Investment Adviser and notified to the Member.

8.           CERTAIN CONDITIONS OF THE OFFER.

           In the absolute discretion of the Board of Managers, the Master Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension.  In the event that the Master Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase may be determined as of a later Valuation Date.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Master Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer:  (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Interests.  If the Master Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

           The Master Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Master Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Master Fund’s investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Master Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Master Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Master Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Master Fund, (vi) material decrease in the net asset value of the Master Fund from the net asset value of the Master Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Master Fund or its Members if Interests tendered pursuant to the Offer were purchased; (c) the Board of Managers determines that it is not in the best interest of the Master Fund to purchase Interests pursuant to the Offer; or (d) for any other periods that the SEC permits by order for the protection of Members.

9.           CERTAIN INFORMATION ABOUT THE FUND.

The Master Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  Subscriptions for Interests of the Master Fund were first accepted for investment as of August 1, 2008.  The Master Fund is part of a master-feeder structure consisting of five different funds, including four feeder funds (the “Feeder Funds”) and the Master Fund. The Master Fund has the same investment objective as the Feeder Funds, and all portfolio investments are made at the Master Fund level.  The principal office of the Master Fund is c/o Wells Fargo Alternative Asset Management, LLC, 333 Market Street, 29th Floor, MAC A0119-291, San Francisco, CA 94105 and the

telephone number is (866) 440-7460. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

As described in the Proxy Statement filed with the U.S. Securities and Exchange Commission (“SEC”) on October 13, 2011 which was mailed to all Members of record as of October 7, 2011 (“Proxy Statement”), at a Special Meeting of Members of the Master Fund to be held on November 17, 2011 (the “Member Meeting”) Members will vote on six proposals relating to a reorganization of the Feeder Funds and the Master Fund.  Specifically, the Members are being asked to vote for or against:

(1) the election of seven nominees (two of whom are current members of the Board up for reelection) to serve on the Master Fund’s Board;

(2) the approval of an investment advisory agreement pursuant to which Alternative Strategies Group, Inc., an affiliate of the Investment Adviser, would be appointed as investment adviser to the Master Fund;

(3) the approval of an investment sub-advisory agreement pursuant to which Mesirow Advanced Strategies, Inc. would be appointed as sub-adviser to the Master Fund;

(4) the approval of an Amended and Restated Limited Liability Company Agreement for the Master Fund that would result in a change in the tax status of the Master Fund from a partnership to a regulated investment company (i.e. corporation) relying on Subchapter M of the Internal Revenue Code of 1986, as amended;

(5) the approval of a Plan of Reorganization that would result in the liquidation of the Feeder Funds and the distribution of Master Fund shares to members, resulting in a single fund with a multiple class structure; and

(6) the approval of two fundamental investment policies for the Master Fund.

 Please refer to the Proxy Statement, which as a Member of record as of October 7, 2011, you received, for further information regarding each proposal and its potential impact on Members, including the accounting treatment and the federal tax consequences of the proposed reorganization.

Other than as discussed herein and as described in the Proxy Statement, none of the Master Fund, the Investment Adviser, the Board of Managers or any person controlling the Master Fund or the Investment Adviser has any plans or proposals that relate to or would result in: (1) aside from the consolidation for consideration at the Member Meeting, an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Master Fund; (2) any purchase, sale or transfer of a material amount of assets of the Master Fund; (3) aside from the change in repurchase procedures described in the Proxy Statement, any material change in the present distribution policy or indebtedness or capitalization of the Master Fund; (4) aside from the appointment of seven nominees to the Master Fund’s Board of Managers for consideration at the Member Meeting, any change in the present Board of Managers or in the management of the Master Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) aside from consolidation and investment policies for consideration at the Member Meeting, any other material change in the Master Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6), (7) and (8) (these subsections of Regulation M-A ss. 229.1006(c) are not applicable to the Master Fund because Interests are not traded in any market); (9) the acquisition by any person of additional Interests

(other than the Master Fund’s intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (10) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Master Fund.

10.           CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

           The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Master Fund for cash pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Master Fund pursuant to the Offer.

           In general, a Member from which an Interest is purchased by the Master Fund will be treated as receiving a distribution from the Master Fund.  Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then adjusted tax basis in such Member’s Interest.  A Member’s basis in such Member’s Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Master Fund in connection with the purchase of such Interest.  A Member’s basis in such Member’s Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest.  Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Interest is taxable as capital gain or ordinary income, depending on the circumstances.  If the Master Fund purchases a Member’s entire Interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Master Fund is less than the Member’s then adjusted tax basis in such Member’s Interest.

11.           MISCELLANEOUS.

           The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction.  The Master Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Master Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Master Fund believes such exclusion is permissible under applicable laws and regulations, provided the Master Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

           The Master Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer.  A free copy of such statement may be obtained by contacting BNY Mellon at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet website, http://www.sec.gov.  A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, NE, Washington, DC 20549.